Exhibit 99.1

Hanwha Q CELLS Reports Second Quarter 2017 Results

Seoul, South Korea, August 10, 2017 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the second quarter ended June 30, 2017. The Company will host a conference call to discuss the results at 8:00 a.m. Eastern Time (9:00 p.m. Korea Standard Time) on August 10, 2017.

Second Quarter 2017 Highlights

•	Net revenues were $577.7 million, compared with $432.0 million in the first quarter of 2017 and $638.0 million in the second quarter of 2016.

•	Gross margin was 11.6%, compared with 13.8% in the first quarter of 2017 and 23.7% in the second quarter of 2016.

•	Operating income was $20.1 million, compared with operating income of $28.3 million in the first quarter of 2017 and operating income of $84.5 million in the second quarter of 2016.

•	Net income attributable to the Company’s ordinary shareholders was $18.7 million, compared with net income of $17.6 million in the first quarter of 2017 and net income of $76.8 million in the second quarter of 2016.

•	Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) were $0.22, compared with earnings per fully diluted ADS of $0.21 in the first quarter of 2017 and earnings per fully diluted ADS of $0.92 in the second quarter of 2016.

“Our second quarter results were in-line with our guidance and we are pleased to report that we are continuing to realize profits despite uncertainties in some of the major solar markets around the world,” said Mr. Seong-woo Nam, Chairman and CEO of Hanwha Q CELLS. Mr. Nam continued, “We focused on expanding our footprint in markets with favorable conditions in response to the constantly changing market dynamics.”

“Our 60 cell mono-PERC module, Q.PEAK, with output up to 305 Wp, continues to be well received in the residential market worldwide and is continuing to strengthen our competitiveness throughout all market segments,” Mr. Nam remarked. Mr. Nam also stated that the Company is expected to “launch 72-cell mono-PERC modules, with output up to 365 Wp, in the second half of the year.”

Mr. Jay Seo, CFO of Hanwha Q CELLS, said “We are continuing to strengthen our balance sheet by continuing to pay off interest-bearing debt instruments. Our debt-to-equity ratio, as of second quarter end was 361%, down 80% points from year-end 2016.” Mr. Seo continued, “Given our capacity to continuously generate positive operating results, we expect to be well positioned to improve our financial position.”

Second Quarter 2017 Results of Operations

Net Revenues

•	Total net revenues were $577.7 million, up 33.7% from $432.0 million in the first quarter of 2017 and down 9.5% from $638.0 million in the second quarter of 2016.

Gross Profit and Margin

•	Gross profit in the second quarter of 2017 was $67.2 million, compared with $59.8 million in the first quarter of 2017 and $151.2 million in the second quarter of 2016.
•	Gross margin in the second quarter of 2017 was 11.6%, compared with 13.8% in the first quarter of 2017 and 23.7% in the second quarter of 2016.

Income from Operations and Operating Margin

•	Income from operations in the second quarter of 2017 was $20.1 million, compared with $28.3 million in the first quarter of 2017 and $84.5 million in the second quarter of 2016.
•	Operating margin in the second quarter of 2017 was 3.5%, compared with 6.6% in the first quarter of 2017 and 13.2% in the second quarter of 2016.
•	Total operating expenses were $47.1 million in the second quarter of 2017, up 49.5% from $31.5 million in the first quarter of 2017 and down 29.4% from $66.7 million in the second quarter of 2016.

•	Selling and marketing expenses were $29.5 million in the second quarter of 2017, up 34.7% from $21.9 million in the first quarter of 2017 and down 10.9% from $33.1 million in the second quarter of 2016.
•	General and administrative expenses were $13.5 million in the second quarter of 2017, down 25.8% from $18.2 million in the first quarter of 2017 and down 31.1% from $19.6 million in the second quarter of 2016.
•	Research and development expenses were $4.1 million in the second quarter of 2017, down 53.4% from $8.8 million in the first quarter of 2017 and down 70.7% from $14.0 million in the second quarter of 2016.

Net Interest Expense

•	Net interest expense was $9.2 million in the second quarter of 2017, compared with $9.5 million in the first quarter of 2017 and $9.3 million in the second quarter of 2016.

Foreign Currency Exchange Gain (Loss)

•	Net foreign currency exchange gain was $7.1 million in the second quarter of 2017, compared with a gain of $2.5 million in the first quarter of 2017 and a gain of $1.8 million in the second quarter of 2016.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	The Company recorded a net loss of $3.0 million in the second quarter of 2017 from the change in fair value of derivatives in hedging activities, compared with a net loss of $0.4 million in the first quarter of 2017 and a net loss of $13.7 million in the second quarter of 2016.

Income Tax Expense (Benefit)

•	Income tax benefit was $3.0 million in the second quarter of 2017, compared with an income tax expense of $5.4 million in the first quarter of 2017 and an income tax benefit of $8.8 million in the second quarter of 2016.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net income attributable to the Company’s ordinary shareholders was $18.7 million in the second quarter of 2017, compared with net income of $17.6 million in the first quarter of 2017 and net income of $76.8 million in the second quarter of 2016.
•	Earnings per fully diluted ADS on a GAAP basis were $0.22 in the second quarter of 2017, compared with $0.21 in the first quarter of 2017 and $0.92 in the second quarter of 2016.

Second Quarter 2017 Financial Position

As of June 30, 2017, the Company had cash and cash equivalents of $331.0 million, compared with $516.1 million as of March 31, 2017. The restricted cash as of June 30, 2017 was $95.0 million, compared with $110.7 million as of March 31, 2017.

As of June 30, 2017, accounts receivable was $358.4 million, compared with $295.3 million, as of March 31, 2017. Inventories were $337.2 million as of June 30, 2017, compared with $399.3 million as of March 31, 2017.

As of June 30, 2017, accounts payable was $407.8 million, compared with $464.6 million, as of March 31, 2017.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) were $635.5 million, an increase of $203.0 million from the first quarter of 2017, due to a reclassification of long-term bank borrowings as short-term borrowings.

As of June 30, 2017, the Company had total long-term debt (net of current portion and long-term notes) of $336.1 million, a decrease of $306.9 million from the first quarter of 2017. The Company's long-term debt is comprised of bank and government borrowings, to be repaid in installments until their maturities, ranging from one to fourteen years.

Capital expenditures were $14.0 million in the second quarter of 2017.

Operations Updates

Production Capacity

As of June 30, 2017, the Company’s in-house, annualized production capacities were 1,550 MW for ingot, 1,000 MW for wafer, 4,200 MW for cell and 4,200 MW for module.

By the end of this year, we expect our annual nameplate capacities to reach 1,600 MW for ingot, 1,100 MW for wafer, 4,600 MW for cell and 4,600 MW for module mainly from conversion efficiency improvements and de-bottlenecking of our production operations.

Furthermore, the Company has additional module availability of up to 2,100 MW (annualized) as of June 30, 2017 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company. Hanwha Q CELLS Korea Corporation is currently ramping-up its capacity with expected capacity of approximately 2,200 MW in the second half of 2017.

Business Outlook

Third Quarter and Full Year 2017 Guidance

For the third quarter of 2017, the Company estimates net revenues in the range of $540 to 560 million.

For the full year 2017, the Company reiterates its previous guidance of:

•	Total module shipments in the range of 5,500 to 5,700 MW

•	Revenue-recognized module shipments in the range of 5,300 to 5,500 MW

•	Capital expenditures of approximately $50 million for manufacturing technology upgrades and certain R&D related expenditures

Conference Call

The Company will host a conference call to discuss the results at 8:00 a.m. Eastern Time (9:00 p.m. Korea Standard Time) on August 10, 2017. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink: https://edge.media-server.com/m6/p/dcywj8kq.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 67135090

United States	+1 (845) 675-0437

South Korea	+82 (0)2 6490-3660

Germany	08001820671

United Kingdom China, Domestic Hong Kong	+44 2036214779 8008190121 / 4006208038 +852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299

United States	+1 (855) 452-5696

South Korea	0079861361602

Germany United Kingdom	08001802149 08082340072

China, Domestic Hong Kong	8008700206 / 4006322162 800963117

Conference ID: 63369727

Replay time period: August 10, 2017 11:00 a.m. ET – August 18, 2017 09:59 a.m. ET

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world's largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ), with diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com/.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the third quarter and the full year 2017, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	June 30, 2017	December 31, 2016
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	331.0	390.0
Restricted cash	95.0	116.8
Accounts and notes receivable - net	358.4	328.1
Receivables from related parties	112.4	83.6
Inventories	337.2	338.5
Loans to related parties	12.0	13.0
Other current assets	100.0	81.5
Total current assets	1,346.0	1,351.5

Fixed assets - net	775.2	755.5
Intangible assets - net	17.8	16.6
Land use rights - net	48.8	47.9
Deferred tax assets - net	7.2	6.1
Loans to related parties	7.0	6.6
Other long-term assets	28.6	24.9
Total assets	2,230.6	2,209.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	169.9	171.1
Notes payable	65.3	107.2
Payables to related parties	172.6	161.6
Deferred revenue	207.6	18.9
Accrued expenses	46.8	36.6
Other payables	19.9	20.2
Tax payables	8.1	16.0
Short-term debt	175.6	377.4
Current portion of long-term debt	459.9	150.5
Customer deposits	14.4	17.3
Derivative contracts	1.4	1.0
Litigation accruals	0.4	1.8
Deferred tax liabilities	-	2.4
Warranty provision	40.5	42.2
Other current liabilities	2.5	6.1
Total current liabilities	1,384.9	1,130.3

Long-term debt	336.1	643.7
Long-term warranty provision	17.0	19.0
Deferred tax liabilities	8.6	7.9
Total liabilities	1,746.6	1,800.9
Stockholders' equity
Ordinary shares	0.4	0.4
Additional paid-in capital	432.0	431.7
Accumulated income	143.6	107.3
Accumulated other comprehensive loss	(92.0)	(131.2)
Total stockholders' equity	484.0	408.2
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,230.6	2,209.1

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended		For the six months ended
	June 30, 2017	March 31, 2017	June 30, 2017	June 30, 2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	577.7	432.0	1,009.7	1,152.9
Cost of goods sold	510.5	372.2	882.7	892.7
Gross profit	67.2	59.8	127.0	260.2
Selling and marketing expenses	29.5	21.9	51.4	55.9
General and administrative expenses	13.5	18.2	31.7	37.5
Research and development expenses	4.1	8.8	12.9	25.6
Other operating expenses (income)	-	(17.4)	(17.4)	-
Income from operations	20.1	28.3	48.4	141.2
Other income (expenses)
Interest income	2.1	1.0	3.1	4.8
Interest expense	(11.3)	(10.5)	(21.8)	(26.9)
Foreign exchange gain (loss)	7.1	2.5	9.6	5.8
Gain (loss) on change in fair value of derivative contracts	(3.0)	(0.4)	(3.4)	(29.0)
Investment income (loss)	0.9	1.2	2.1	(1.5)
Other income (expense) - net	(0.2)	0.9	0.7	5.8
Other expense, net	(4.4)	(5.3)	(9.7)	(41.0)
Income before income tax	15.7	23.0	38.7	100.1

Income tax expense (benefit)	(3.0)	5.4	2.4	(4.2)
Net income	18.7	17.6	36.3	104.3

Net income attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.00	US$0.00	US$0.01	US$0.03
Diluted	US$0.00	US$0.00	US$0.01	US$0.03

Net income attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.22	US$0.21	US$0.44	US$1.25
Diluted	US$0.22	US$0.21	US$0.44	US$1.25

Number of shares used in computation of net income per share:
Basic	4,158,769,098	4,158,769,098	4,158,769,098	4,158,998,117
Diluted	4,158,769,098	4,158,769,098	4,158,769,098	4,159,363,156

Number of shares used in computation of net income per ADS:
Basic	83,175,382	83,175,382	83,175,382	83,179,962
Diluted	83,175,382	83,175,382	83,175,382	83,187,263

Other comprehensive income (loss)
Foreign currency translation adjustment	16.4	22.9	39.3	(7.3)
Pension adjustments	-	-	-	-
Comprehensive income	35.1	40.5	75.6	97.0